April 6, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tim Buchmiller
Re:	Outset Medical, Inc.
Registration Statement on Form S-1
File No. 333-255062

Acceleration Request

Requested Date:	April 8, 2021
Requested Time:	4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Outset Medical, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-255062 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M. Eastern Time, on April 8, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Robert A. Ryan of Sidley Austin LLP at (212) 839-5931.

Very truly yours,
/s/ John L. Brottem John L. Brottem
General Counsel
Outset Medical, Inc.

cc:	Leslie Trigg, President, Chief Executive Officer and Director
Rebecca Chambers, Chief Financial Officer
Frank F. Rahmani, Sidley Austin LLP
Robert A. Ryan, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP
Brian Cuneo, Latham & Watkins LLP
Salvatore Vanchieri Jr., Latham & Watkins LLP